March 27, 2009

Ms. Ta Tanisha Meadows

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Asbury Automotive Group, Inc.

Item 4.01 Form 8-K

Filed December 11, 2008

File No. 001-31262

Dear Ms. Meadows:

We have reviewed the comments in your letter dated March 23, 2009 (referred to as the “Comment Letter”) regarding the above-referenced Current Report on Form 8-K (the “Form 8-K”) filed by Asbury Automotive Group, Inc. (also referred to herein as “the Company, we, us or our”). For your convenience, we have included the text of your comments appearing in italics prior to our response. Capitalized terms not otherwise defined in this letter will have the same meaning as defined in the Form 8-K.

1. Please revise your disclosure in the third paragraph regarding the period during which there were no disagreements with your former auditor and no reportable events. This period should include the two most recent years and the subsequent interim period through March 16, 2009, the date D&T was dismissed. Refer to paragraphs (a)(1)(iv) and (a)(1)(v) of Item 304 of Regulation S-K.

We will amend our filing dated March 20, 2009, to specify periods, including the subsequent interim period through March 16, 2009, during which there were no disagreements and no reportable events with our former auditor.

2. Please note that you are also required to file a letter from D&T stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment in response to our comments. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We will file the updated letter as an exhibit to our amendment to the Form 8-K.

Please address any questions you may have to Darlene Quashie Henry, the Company’s Assistant General Counsel & Assistant Secretary, at (770) 418-8225, or to me at (770) 418-8223.

Sincerely,

/s/ Bryan C. Hanlon
Bryan C. Hanlon
Controller & Chief Accounting Officer